U.S. Securities and Exchange Commission

December 8, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 6, 2017
File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are providing the Company’s response to the comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated December 8, 2017, with respect to the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages of Amendment No. 5.

Notes to unaudited pro forma condensed combined financial statements

(B) Separation of Partnership Interest, page 81

1.	We note your revisions on page 81 in response to comment 4. Please tell us the terms of any redemption features related to your redeemable partnership interests that would result in mandatory redemption without need for the holder to exercise their option, such as upon a holder’s death, retirement or other circumstances. Please also tell us how you determined that none of your redeemable partnership interests represented mandatorily redeemable financial instruments. Refer to ASC 480-10-20 and ASC 480-10-25-4 to 25-7, along with ASC 718-10-25-6 to 25-19, as applicable.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the only redemption feature for redeemable partnership interests that could be considered under ASC 480 as a mandatory redemption is that, upon termination by death, the interests are required to be redeemed. However, in reviewing the features of the redeemable partnership interests, the Company also considered that, in such circumstances, among others, Newmark Holdings shall have the right, in the sole and absolute discretion of its general partner (which is owned 100% by the issuer), to provide Newmark common stock instead of cash to the terminated partner. If it made such determination to use Newmark common stock, the interests would not be viewed as being redeemed but instead exchanged or converted into Newmark common stock. This right represents a conditional factor that is solely in the control of the “issuer”—namely, Newmark, by virtue of its control of the general partner of Newmark Holdings—that exists on day one, such that the “issuer” would not be “unconditionally obligated” to redeem the interests. Therefore, the right to require an exchange of the interest should be considered an intervening event in the control of the issuer, whereby redemption is not an “event certain.” As a result, the Company respectfully submits that the redeemable partnership interests are deemed outside the scope of ASC 480.

*    *    *    *    *    *

U.S. Securities and Exchange Commission

December 8, 2017

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer

Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)

Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

BGC Partners, Inc.